

Mail Stop 4561

September 15, 2006

Walter K. Weisel, Chief Executive Officer
Innova Holdings, Inc.
17105 San Carlos Boulevard, Suite A6151
Fort Myers, Florida 33931

Re: Innova Holdings, Inc.
        Form SB-2
        Filed on August 21, 2006
        File No. 333-136772
        Form 10-KSB for the fiscal year ended December 31, 2005
        Filed on April 24, 2006
        File No. 000-33231

Dear Mr. Weisel:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Prospectus Summary, page 5

1. We note that any issuance of shares of common stock pursuant to the Securities Purchase Agreement that would require Innova to issue shares of common stock in excess of its authorized capital is contingent upon obtaining security holder approval to effect a reverse stock split of the issued and outstanding shares of common stock. Please revise your disclosure to explain the consequences to

Innova and the impact on the Securities Purchase Agreement if security holders do not approve the above referenced reverse stock split. Your disclosure should discuss any potential liability as a result of the contractual relationship between Innova and Cornell Capital.

Plan of Distribution, page 43

2. You disclose that the selling security holders may sell the common stock "[i]n connection with short sales of company shares." However, we note your disclosure on page 6 that "Cornell has agreed not to short any of the shares of common stock." Please revise to reconcile or otherwise advise.

Part II, page II-1

Item 28. Undertakings, page II-8

3. Please revise your registration statement to include all undertakings that apply to this offering. In this regard, it appears as though Innova is subject to rule 430C and should include any corresponding undertakings. Also, it appears as though your registration statement includes undertakings that are not applicable to this offering. For example, we note that subsection (4) of your undertakings reference a primary offering of securities. Please revise or advise.

Form 10-KSB for the year ended December 31, 2005

4. Please revise to disclose the information required by Item 308(c) of Regulation S-B. See Item 8A of Form 10-KSB.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Werbitt at (202) 551-3456 or me at (202) 551-3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

Walter K. Weisel
Innova Holdings, Inc.
September 15, 2006
Page 4

cc: Gregory Sichenzia, Esquire
            Eric Pinero, Esquire
            Sichenzia Ross Friedman Ference LLP
            1065 Avenue of the Americas, 21st Floor
            New York, New York 10018